SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              J.C. NICHOLS COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    653777102
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                                 (CUSIP Number)

                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein, Sandler, Kohl,
28th Floor                                             Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 8, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.   Purpose of Transaction.

     By letter dated August 8, 1997, Cerberus amended and restated its Offer to purchase all shares of common stock of the Company owned by the ESOT. The Offer, as amended and restated, includes the approximate 640,000 additional shares believed by Cerberus to be issued to the ESOT by the Company. In addition, as a result of certain actions by the board of directors and management of the Company since the filing of the Schedule 13D by Mr. Feinberg as of July 2, 1997 (including but not limited to the purported issuance by the Company of the Common Stock Purchase Rights), the Offer, as amended and restated, is expressly subject to the determination by Cerberus, in its sole discretion, that there has not occurred any action or inaction by the Company's board of directors or management, or any other occurrence since April 1, 1997, that has had or reasonably could have a material adverse effect on the value of the Company or the shares of its common stock. Except as described herein, all other terms of the Offer remain unchanged.

Item 7.  Material to Be Filed as Exhibits.

     1. Letter, dated August 8, 1997, of Cerberus Partners, L.P. to Intrust Bank, NA, as Trustee of the Employee Stock Ownership Trust of J.C. Nichols Company.


                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            August 12, 1997


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the   managing  member  of  Cerberus
                                            Associates, LLC, the general partner
                                            of Cerberus  Partners,  L.P., and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit 1.

August 8, 1997

Employee Stock Ownership Trust
of J.C. Nichols Company
c/o Intrust Bank
P.O. Box 8338
Prairie Village, Kansas  66208

Attn:    Scott W. Rankin, Trustee
         Phillip J. Owings, Senior Vice President


Gentlemen:

         This letter serves to amend and restate our original offer dated July 28, 1997, as amended August 5, 1997.

         Cerberus Partners, L.P. and certain of its affiliates (collectively, "CP") hereby offer to purchase all shares of common stock of J.C. Nichols Company ("JCN") held by the Employee Stock Ownership Trust ("ESOT") (the "Shares") for a cash purchase price of $42.00 per share to the ESOT. Our offer is expressly not subject to due diligence.

          Upon your acceptance of this offer, CP will pay the purchase price by wire transfer of immediately available funds in the amount of $36,936,564 against delivery of certificates for the Shares, based on 879,442 Shares assumed to be owned by the ESOT and subject to adjustment for the actual number of Shares owned and sold. Further, CP will pay the purchase price by wire transfer of immediately available funds in the amount of $26,880,000 against delivery of certificates for the Shares, based on 640,000 Shares assumed to be issued by JCN to the ESOT and subject to adjustment for the actual number of Shares owned and sold. It is our understanding that the two month time period required to obtain final approval to sell the Shares may be waived and the purchase and sale, if acceptable to the ESOT, may move forward in a shorter time frame. Of course, this revised offer is subject, in our sole discretion, to the redemption, revocation, or declaration of invalidity of the poison pill. In addition, since the abrupt action of the Board of Directors in approving the poison pill on July 28, 1997 by less than a unanimous vote has greatly concerned us, our offer is also subject to our determination, in our sole discretion, that there has not occurred any action or inaction by the JCN Board of Directors or management, or any other occurrence since April 1, 1997, that has had or reasonably could have a material adverse effect on the value of JCN or the Shares.

         Because CP is aware that the ESOT trustees are fiduciaries for the ESOT beneficiaries, CP is willing to afford purchase price protection to the ESOT. In the event that prior to August 5, 1998 CP were to purchase shares of common stock at $45.00 per share or greater, CP will make a payment to the ESOT equal to the product of (x) the number of shares purchased by CP prior to August 5, 1998 at $45.00 per share or greater and (y) 50% of the difference between the purchase price paid by CP for such shares and $45.00.

         If you would like to accept the foregoing offer, please signify your agreement below and return a copy (counterparts being acceptable) to the undersigned. This offer shall expire and be of no force and effect unless accepted by the ESOT on or prior to 5:00 p.m., Kansas City time, on August 26, 1997. We reserve the right to extend our offer further.

Very truly yours,

CERBERUS PARTNERS, L.P.


BY:    /s/Ronald Kravit
       _______________________________
Name:  Ronald Kravit


AGREED TO AND ACCEPTED this
________ day of August, 1997


EMPLOYEE STOCK OWNERSHIP TRUST
of J.C. Nichols Company


By:    ________________________________
Name:  Scott W. Rankin
Title: Trustee